SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2008

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated February 11, 2008, announcing fourth quarter and full year 2007 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: February 11, 2008

Scopus Reports Fourth Quarter and Full Year 2007 Results

– Strong sales lead to record revenue in Q4 and 22% Y/Y growth in 2007 –

TEL – AVIV, February 11, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the fourth quarter and full year of 2007.

Fourth quarter highlights:

—	Total revenues reached a record $16.5 million, a 37% year over year increase
—	Pro-forma net profit of $0.2 million (excluding the cost of options)
—	Positive operating cash flow of $1.9 million
—	Continued improvement in business fundamentals

Fourth Quarter Results Summary

Revenues for the fourth quarter totaled $16.5 million, a 9% sequential increase from the $15.2 million revenues in the prior quarter, and a 37% increase over the $12.1 million reported the fourth quarter of 2006. The breakdown of revenue by region was 42% in EMEA, 40% in Asia and the Pacific Rim and 18% in the Americas.

Gross profit in the fourth quarter of 2007 was $7.7 million compared with $7.3 million in the prior quarter, and $6 million in the fourth quarter of 2006. Gross profit as a percentage of revenues was 47%.

Net loss on a GAAP basis for the fourth quarter of 2007 was $0.3 million, or $0.02 loss per share, compared with a net loss of $0.1 million, or $0.01 per share, in the prior quarter and a net loss of $0.8 million, or $0.06 per share in the fourth quarter of 2006.

Pro-forma net profit for the fourth quarter of 2007, which excludes expenses related to stock based compensation as defined under FAS123R was $0.2 million, or $0.01 per diluted share, compared to a net profit of $0.4 million, or $0.02 per diluted share, in the prior quarter, and a net loss of $0.4 million, or $0.03 loss per share, in the fourth quarter of 2006.

Full Year 2007 Results

Revenue for the full year of 2007 was $57.5 million, a 22% increase from $47.3 million in 2006. Gross profit for the year was $27.6 million compared with $23.0 million last year. Gross profit, as a percentage of revenues, for the full year was 48% compared with 49% last year. Net loss on a GAAP basis for the full year of 2007 was $2.8 million, or $0.20 per share, compared with a loss of $3.8 million in 2006. Pro-forma net loss for the year was $0.9 million or $0.07 per share compared with $1.9 million in 2006.

The Company generated positive operating cash flow of $1.9 million during the quarter, and ended the fourth quarter with cash and cash equivalents plus short term investments and trading securities of $35.5 million. This is compared with $33.8 million on September 30th, 2007.

“Our results for the fourth quarter culminate a year in which we improved our business fundamentals and reported continued sequential growth in our revenues. It was also a year in which we saw a strong positive cash flow and reached the breakeven level,” commented Dr. Yaron Simler, CEO of Scopus. “We expect to continue to benefit from the various actions taken over the past year in accordance with our growth strategy to solidify our position as a one-stop-shop digital video solution provider. Looking forward to 2008, we plan to further grow our revenues, expand the customer base and improve our productivity. Our advanced products and technology, our fully integrated system solutions, as well as our global presence and customer-base diversity, all put us in a strong competitive position, ready for the year ahead.”

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

Conference Call Details

The Company will also be hosting a conference call later today at 9am EST (6am Pacific Time, 2pm UK Time, 4pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

A replay of the call will also be available from the day after the call in the investor relations section of Scopus’ website at www.scopus.net.

About Scopus Video Networks:

Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage, and content distribution.

Scopus’ comprehensive digital video networking solutions offer intelligent video gateways, encoders, decoders, and network management platforms. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Scopus’ solutions are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg Chief Financial Officer Tel: +972-3-900 7100 Moshee@scopus.net	Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 646 201 9246 info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	December 31,
	2007	2006
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,090	$29,950
Short-term deposits	7,227	-
Trading securities	5,230	-
Trade accounts receivable (net of allowance
for doubtful accounts of $152 and $428
respectively)	12,409	10,268
Inventories	7,774	11,727
Other receivables and current assets	2,151	1,015

Total current assets	57,881	52,960

Fixed assets, net	3,453	2,928

Deposits in general severance fund	230	204

Other assets	105	72

TOTAL ASSETS	$61,669	$56,164

LIABILITIES AND
SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$6,221	$5,738
Other payables and current liabilities	11,184	7,246

Total current liabilities	17,405	12,984

Liabilities for vacation and severance pay	1,945	1,661

SHAREHOLDERS' EQUITY:
Ordinary shares	4,517	4,322
Additional paid-in capital	77,428	74,118
Other comprehensive income	72	-
Accumulated deficit	(39,698)	(36,921)

TOTAL SHAREHOLDERS' EQUITY	42,319	41,519

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$61,669	$56,164

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31,		Three month ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	(Unaudited)		(Unaudited)

Revenues	$57,477	$47,272	$16,533	$12,106
Cost of revenues	29,901	24,274	8,839	6,102

Gross profit	27,576	22,998	7,694	6,004
Research and development expenses, net of grants from
the OCS	10,675	10,240	2,867	2,874
Sales and marketing expenses	15,601	12,602	3,983	3,096
General and administrative expenses	5,692	4,876	1,579	1,080

Operating loss	(4,392)	(4,720)	(735)	(1,046)
Financing income, net	1,673	963	468	279

Loss before income taxes	(2,719)	(3,757)	(267)	(767)
Income tax expense	(58)	(35)	8	(13)

Net loss	(2,777)	(3,792)	(259)	(780)

Basic and diluted net loss per ordinary share	(0.20)	(0.29)	(0.02)	(0.06)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,595,346	13,204,500	13,848,635	13,316,847

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com